SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

March 31, 2005

COMMISSION FILE NUMBER:

01-31380

QUEST CAPITAL CORP.

(Translation of registrant's name into English)

9th Floor, 570 Granville Street

Vancouver, British Columbia
Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with C

QUEST CAPITAL CORP.
Suite 300, 570 Granville Street
Vancouver, B.C.  V6C 3P1

March 31, 2005

TSX: QC

Quest Announces its Financial Results for The Year Ended December 31, 2004

Vancouver, British Columbia, March 31, 2005 - Quest Capital Corp. ('Quest' or the 'Company'), announces its audited financial results for the year ended December 31, 2004.

HIGHLIGHTS

  Net earnings of $12.7 million ($0.14 per share) compared to a net loss of $1.4 million ($0.02 per share) in 2003 and $2.0 million ($0.06 per share) in 2002.

  Loan portfolio of $76.2 million up 133% as compared to $32.3 million as at December 31, 2003;

  Market securities and investments increased to $15.9 million as compared to $14.1 million as at December 31, 2003;

  Net Assets increased to $99.5 million as compared $83.1 million as at December 31, 2003

The complete reports of the Company’s audited financial statements and related notes for the year ended December 31, 2004, 2003, 2002, together with Management’s Discussion and Analysis of financial conditions have been filed on SEDAR and are available at www.sedar and on the Company’s website at www.questcapcorp.com.  A copy can also be requested from 1-800-318-3094 in Canada and the United States and (604)-689-1428 elsewhere.

Brewery Creek Sale

Viceroy Minerals Corporation (“Viceroy”), a wholly-owned subsidiary of Quest, recently sold its 100% interest in the Brewery Creek property (“Property”) and the mining equipment located at the Property to Alexco Resource Corp., a private company (“Alexco”), in consideration for approximately 2.7 million common shares of Alexco issued at $0.67 per share.  Pursuant to the purchase agreement Alexco assumed all remaining obligations relating to the Property including reclamation and closure obligations.  In consideration for the assumption of such obligations, Alexco received $2.5 million of Viceroy’s $5 million security bond posted with the Yukon Territorial Government. The balance of the security bond was released to Viceroy at closing.

About Quest

Quest Capital Corp. is a merchant banking organization that focuses on providing financial services, specifically loans to small and mid-cap companies.  Quest recently expanded its lending business to include secured first and second real estate mortgages.  Quest's primary expertise is providing asset backed commercial loans of between $500,000 and $20,000,000 to publicly listed companies, generally operating in industries such as mining, oil and gas, real estate and manufacturing.

Quest’s shares are listed on the TSX and trade under the symbols QC.

March 31, 2005

For more information about Quest, please visit our website (www.questcapcorp.com) or contact investor relations at 1-800-318-3094:

Quest Capital Corp.

“Brian E. Bayley”                                     “A. Murray Sinclair”

Chief Executive Officer                              Managing Director

For additional information, please contact;

Michael Atkinson

Director of Business Development

Tel:  (604) 689-1428

Toll free:  (800) 318-3094

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

Quest Capital Corp.

Consolidated Financial Statements

December 31, 2004 and 2003

(expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles. These consolidated financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

Signed: Brian E. Bayley

Signed: Susan Neale

Brian E. Bayley

Susan Neale

CEO and President

Chief Financial Officer

Vancouver, B.C., Canada

February 18, 2005

To the Shareholders of

Quest Capital Corp.

We have audited the consolidated balance sheets of Quest Capital Corp. as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Signed: PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

February 18, 2005

Comments by the auditors for U.S. Readers on Canada - U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 2 to the financial statements. Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Signed: PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

February 18, 2005

Quest Capital Corp.

Consolidated Balance Sheets

As at December 31, 2004 and 2003
(expressed in thousands of Canadian dollars)

	2004	2003

Assets

Current assets
Cash and cash equivalents	$6,607	$31,797
Appropriated and restricted cash (note 8)	3,252	3,259
Accounts receivable	-	853
Marketable securities (note 5)	914	1,097
Loans and convertible debentures (notes 5 and 6)	64,913	26,612
Prepaids and other receivables	796	1,523
Inventories	-	72

	76,482	65,213

Investments (note 5)	15,032	12,969

Loans and convertible debentures (notes 5 and 6)	11,302	5,647

Resource assets (note 9)	1,993	2,149

Appropriated and restricted cash (note 8)	6,689	9,690

Other assets	407	442

	$111,905	$96,110

Liabilities

Current liabilities
Accounts payable	$5,975	$1,902
Deferred revenue	1,044	616
Current portion of asset retirement obligation	3,431	6,043

	10,450	8,561

Asset retirement obligation (note 10)	1,935	4,449

	12,385	13,010

Shareholders’ Equity (note 11)

Share capital	83,388	80,708

Warrants and options	4,198	2,779

Retained earnings (deficit)	10,706	(2,041)

Currency translation adjustment (note 12)	1,228	1,654

	99,520	83,100

	$111,905	$96,110
Contingencies and commitments (note 16)

Quest Capital Corp.

Consolidated Statements of Retained Earnings/(Deficit)

For the years ended December 31, 2004, 2003 and 2002
(expressed in thousands of Canadian dollars)

	2004	2003	2002 (as restated)

Deficit - Beginning of year	$(2,041)	$(180,963)	$(178,994)

Net earnings (loss) for the year	12,747	(1,362)	(1,969)

Distribution of paid-up capital	-	(5,272)	-

Cancellation of shares	-	(28)	-

Reduction of capital against deficit	-	185,584	-

Retained earnings (deficit) - End of year	$10,706	$(2,041)	$(180,963)

Quest Capital Corp.

Consolidated Statements of Earnings/(Losses)

For the years ended December 31, 2004, 2003 and 2002
(expressed in thousands of Canadian dollars, except per share amounts)

	2004	2003	2002 (as restated)

Revenues
Interest and related fees	$10,948	$3,742	$868
Management and finder’s fees (note 15(a))	2,200	456	-
Gold sales (note 1)	-	6,270	22,842

	13,148	10,468	23,710

Expenses (income)
Salaries and benefits	3,150	521	841
Stock-based compensation (note 11(e))	1,769	2,429	-
Professional services	843	1,103	675
Legal	569	559	592
Office, insurance and other	771	383	112
Directors’ fees	151	56	11
Corporate relations	285	274	301
Exploration	36	198	553
Accretion	431	686	916
Cost of sales	-	3,544	7,715
Depreciation and depletion	-	232	788
Royalties	-	(37)	794

	8,005	9,948	13,298

Earnings before the following	5,143	520	10,412

Other income (expense)	3,505	110	(169)
Gain on sale of investments and marketable securities	2,928	4,026	-
Writedown of marketable securities	(1,858)	(450)	-
Provision for loan losses (note 6)	(275)	(1,472)	-
Foreign exchange gain (loss)	275	(2,120)	-
Writedown, gains, adjustment to reclamation provision and settlement of Australian operations (note 13)	3,349	(1,182)	(10,105)
Goodwill impairment (note 4(a))	-	(430)	-

Earnings (loss) before income taxes	13,067	(998)	138

Income tax expense (note 14)	320	364	2,107

Net earnings (loss) for the year	$12,747	$(1,362)	$(1,969)

Basic and diluted earnings (loss) per share	$0.14	$(0.02)	$(0.06)

Weighted average number of shares outstanding	89,205,829	58,617,700	30,754,325

Quest Capital Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2004, 2003 and 2002
(expressed in thousands of Canadian dollars)

	2004	2003	2002 (as restated)

Cash flows from operating activities
Net earnings (loss) for the year	$12,747	$(1,362)	$(1,969)
Items not affecting cash
Depreciation and depletion	71	271	890
Writedowns and adjustments to asset retirement obligation	(644)	1,304	15,716
Gain on reduction of investment in a foreign operation	-	-	(3,164)
Gain on sale of investments and marketable securities	(2,928)	(4,026)	-
Gain on disposal of resource properties and supplies inventories	(561)	(378)	(3,258)
Writedown of marketable securities	1,858	450	-
Deferred interest and related fees	(5,259)	(879)	-
Provision for loan losses	275	1,472	-
Goodwill impairment	-	430	-
Stock-based compensation	1,769	2,429	-
Accretion expense	431	686	916

	7,759	397	9,131
Expenditures for reclamation and closure	(4,708)	(3,538)	(3,277)
Changes in non-cash working capital	9,023	1,735	2,982

	12,074	(1,406)	8,836

Cash flows from financing activities
Proceeds from common shares issued	2,329	18,451	2,526
Shares redeemed and cancelled	-	(270)	-

	2,329	18,181	2,526

Cash flows from investing activities
Decrease (increase) in appropriated and restricted cash	2,761	4,115	(3,435)
Proceeds from disposal of resource assets	864	811	5,015
Proceeds on sale of investments	13,655	8,073	-
Loans/convertible debentures advanced	(44,375)	(18,027)	(150)
Net cash acquired on arrangement	-	14,064	-
Disposal of subsidiaries	-	(1,046)	-
Expenditures for resource assets	(295)	(275)	(2,021)
Expenditures on long-term investments	(11,876)	(7,181)	(675)
Deferred merger costs	-	-	(175)

	(39,266)	534	(1,441)

Foreign exchange loss on cash held in a foreign subsidiary	(327)	(1,390)	(112)

(Decrease) increase in cash and cash equivalents	(25,190)	15,919	9,809

Cash and cash equivalents - Beginning of year	31,797	15,878	6,069

Cash and cash equivalents - End of year	$6,607	$31,797	$15,878

Currency translation adjustment (note 12)

Supplemental cash flow information (note 19)

Nature of operations

Quest Capital Corp., (the Company) was reorganized on June 30, 2003 by way of a statutory plan of arrangement (the Arrangement) (note 4). The Company is a merchant bank providing loans of up to approximately $20.0 million. It also provides a range of consulting, management and administrative services through its wholly owned subsidiaries, Quest Management Corp and Quest Securities Corporation. The Company owns and is reclaiming two mines (100% owned Brewery Creek Mine and 75% owned Castle Mountain Mine). The Company does not have any other mining operations and intends to focus its efforts within its merchant banking operations.

Gold production from the wind down of the Company’s resource operations has become nominal and, effective January 1, 2004, the resource operations are considered to be in the decommissioning stage.

Restatement and change in accounting policies

Effective January 1, 2004 the Company adopted prospectively the Canadian Institute of Chartered Accountants (CICA) Section 1100 - Generally Accepted Accounting Principles as it relates to recognizing revenue. Previously, sales of precious metals were recorded as the estimated net realizable value when the metals were available for delivery and unsettled amounts were recorded as accounts receivable. The Company now recognizes revenue from the sales of precious metals when title has passed to the purchaser. The impact of this change does not have a significant effect on the Company’s financial results.

On January 1, 2003, the Company adopted the new accounting standard of the CICA relating to asset retirement obligations. This standard changed the method of accounting for future removal and site restoration costs. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and depreciated over the asset’s useful life. This change in accounting policy was applied retroactively and, accordingly, the financial statements of prior periods were restated. As a result of this change, certain balance sheet accounts as at December 31, 2002 were restated as follows: the deficit reduced by $1,734,000 and the asset retirement obligation decreased by $1,734,000.

In 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA. The adoption of this standard has resulted in a charge to operations in 2004 of $1,769,000 (2003 - $2,429,000).

Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Significant differences between Canadian and U.S. generally accepted accounting principles (GAAP) as they relate to these financial statements are described in note 18.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s significant subsidiaries include Quest Management Corp.; Quest Securities Corporation; Viceroy Minerals Corporation and its wholly owned interest in the Brewery Creek property; and Viceroy Gold Corporation and its 75% proportionate joint-venture interest in the Castle Mountain property.

Gold production from the wind-down of the Company’s resource operations has become nominal and, effective January 1, 2004, the resource operations are considered to be in the decommissioning stage of their operations. As a result, the sale of gold is no longer recorded as Gold Sales; gold recovered in 2004 has been recorded as Other Income as it is sold. During 2004, sales amounted to $3,200,000.

Use of estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. While management believes that these estimates and assumptions are reasonable, actual results may differ.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid short-term deposits, government guaranteed money market investments and corporate paper with a minimum R-1 mid-grade rating, all of which have a maturity of 90 days or less at the time of acquisition.

Marketable securities

Marketable securities are carried at the lower of average cost and market value.

Loans

Loans are stated net of an allowance for credit losses on impaired loans.

Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of principal and interest, generally when interest or principal is 180 days past due, unless the loan is well secured and in the process of collection. A provision for losses incurred on impaired loans is made to reduce the carrying amount to the estimated realizable amount.

Inventories

Inventories include gold in process and supplies valued at the lower of average cost and net realizable value.

Investments

Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.

Resource assets

a)

Exploration and development

General exploration expenditures and care and maintenance costs of development properties on hold are expensed in the period incurred.

Significant property acquisition, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned, placed into production or impaired. These deferred costs have been previously written off.

b)

Plant, equipment and other fixed assets

Plant, equipment and other fixed assets are recorded at cost and depreciated on a straight-line or unit-of-production basis over the shorter of their estimated useful lives or the life of the mine to their net realizable value.

Provision for asset retirement costs

The Company recognizes a liability for asset retirement obligations when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings. In subsequent periods, the Company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

It is reasonably possible that the Company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates.

Translation of foreign currencies

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rates prevailing at the balance sheet date and revenues and expenses at the average exchange rate during the period. The net effect of foreign currency translation is deferred and shown as a currency translation adjustment in shareholders’ equity until charged against earnings when the investment in the operation is reduced.

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

Revenue recognition

Interest income is recorded on an accrual basis except on loans classified as impaired. When a loan is classified as impaired, interest income is recognized on a cash basis only, after specific provisions or write-offs have been recovered and provided there is no further doubt about the collectability of remaining principal balances. Loan syndication fees are included in income as earned over the life of the loan. Loan commitment, origination, restructuring and renegotiation fees are recorded as interest over the life of the loan. Interest and fees collected in advance are recorded as deferred revenue and recognized in income as set out above.

On January 1, 2004, the Company prospectively changed its policy of recognizing precious metals revenue at the time of production. Revenue is recognized from the sale of precious metals when title has passed.

Previously, sales of precious metals were recorded at the estimated net realizable value when the metals were available for delivery and unsettled amounts are recorded as accounts receivable. If this policy had been adopted retroactively, gold sales for 2004, 2003 and 2002 would have been increased by $820,000, $21,000 and $735,000, respectively.

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

Stock-based compensation

The Company has a stock option plan as described in note 11(d). In 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA. Accordingly, effective January 1, 2003, the fair value of all stock options granted is recorded as a charge to operations and a credit to fair value of stock options and warrants over the period the stock options are outstanding. Any consideration paid on exercise of stock options is credited to share capital.

Earnings (loss) per share

Basic earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year.

Diluted earnings or loss per share is calculated using the treasury stock method, if dilutive.

Reorganization

a)

The Company acquired all of the shares of each of Avatar Petroleum Inc. (Avatar), Quest Management Corp. (QMC) (which was a wholly owned subsidiary of Arapaho Capital Corp. (Arapaho)) and Quest Investment Corporation (QIC), by way of three separate share exchanges on June 30, 2003, in exchange for shares of the Company. Avatar and QIC have been wound up into the Company and the Company changed its name to Quest Capital Corp. from Viceroy Resource Corporation.

The Company altered its share capital to provide for subordinate voting (one vote per share) common shares (Class A Shares) and variable multiple voting (between one and five votes per share) common shares (Class B Shares). The Company consolidated its shares on a one new for three old basis.

Under the terms of the Arrangement:

  holders of Avatar shares received 0.2825 Class A Share for each Avatar share, and outstanding Avatar warrants were converted at the same ratio, resulting in 1,836,250 warrants being issued by the Company;

  Arapaho as the sole holder of all of the issued shares of QMC received 863,857 Class A Shares;

  holders of QIC Class A shares received 1.0514 Class A Shares for each QIC Class A share; and

  holders of QIC Class B shares received 1.0514 Class B Shares for each QIC Class B share.

These acquisitions have been accounted for using the purchase method and the following is a breakdown of the net assets acquired:

	QIC	QMC	Avatar	Total

Cash	$8,516	$151	$6,187	$14,854
Marketable securities	1,867	-	-	1,867
Bridge loans	15,552	-	-	15,552
Investments	7,050	400	-	7,450
Prepaids and other receivables	246	151	21	418
Resource assets	232	60	-	292
Other assets	186	226	-	412
Goodwill impairment	-	-	430	430
Accounts payable	(1,663)	(104)	(71)	(1,838)

Net assets acquired	$31,986	$884	$6,567	$39,437

Consideration
Number of securities issued
Class A Shares	26,101,114	863,857	6,012,219	32,977,190
Class B Shares	4,276,851	-	-	4,276,851
Warrants	-	-	1,836,250	1,836,250

Deemed value
Class A Shares @ $1.02	$26,708	$884	$6,152	$33,744
Class B Shares @ $1.02	4,378	-	-	4,378
Warrants	-	-	350	350
Transactions costs	900	-	65	965

Total consideration	$31,986	$884	$6,567	$39,437

During the third quarter of 2003, the Company tested the goodwill acquired in the purchase of Avatar for impairment and recognized a goodwill impairment loss of $430,000.

b)

As part of the Arrangement, the Company’s Argentina mineral exploration properties and cash were indirectly transferred from a wholly owned subsidiary to another wholly owned subsidiary called Viceroy Exploration Ltd. (ViceroyEx). The Company distributed to its pre-merger shareholders approximately 81% of the shares that it held of ViceroyEx and, as a result, the Company ceased to exercise control. The Company’s remaining investment in ViceroyEx has been accounted for using the cost method. The following is a breakdown of the net assets disposed of:

Cash	$550
Resource assets	5,255
Accounts payable	(45)

Investment in ViceroyEx	5,760
Distributed to shareholders	(4,653)

Remaining investment	$1,107

During the second half of 2003, the Company disposed of its remaining investment.

c)

In June 2003, the Company transferred to 650399 BC Ltd. cash and interests in certain properties located in British Columbia and granted an option to explore and acquire the Brewery Creek Mine in exchange for 6,000,000 shares or 50% of 650399 BC Ltd. The assets were transferred at their estimated fair market value and a gain was recognized to the extent of the arm’s length ownership in 650399 BC Ltd.

Carrying value of assets disposed of
Cash	$500
Mineral properties	-

500
Consideration
Investment in 650399 BC Ltd.	1,000

Gain	$500

d)

As part of the Arrangement, the Company’s shares of 650399 BC Ltd. were exchanged for shares of SpectrumGold Inc (SpectrumGold) on a one-for-one basis. The Company distributed to its pre-merger shareholders approximately 68% of the shares that it held of SpectrumGold and, as a result, the Company ceased to exercise significant influence. The Company’s remaining investment had been accounted for using the cost method.

Investment in SpectrumGold	$1,000
Distributed to shareholders	(619)

Remaining investment	$381

During the second half of 2003, the Company disposed of its remaining investment.

Financial instruments

The carrying values of cash and cash equivalents, appropriated and restricted cash, accounts receivable, other receivables, and accounts payable approximate their fair values due to the short-term nature of these instruments.

The fair market value of the Company’s remaining financial assets and liabilities is as follows:

		2004		2003

	Carrying value	Fair value	Carrying value	Fair value

Marketable securities	$914	$1,397	$1,097	$1,436
Investments	15,032	20,914	12,969	21,946
Bridge loans and convertible debentures	76,215	76,215	32,259	32,259

Marketable securities and investments represent shares in publicly traded companies. The fair market value represents the quoted trading price of the shares and the excess of the trading price over the exercise price of warrants held at December 31, 2004. The fair value of loans is estimated to be approximately the equivalent of carrying value due to the relatively short term of these loans. The fair value of convertible debentures is generally considered to be the equivalent of carrying value unless the trading price of the underlying security exceeds the conversion price of the debenture. Fair value is then considered to be the quoted trading price of the underlying security.

Loans and convertible debentures

a)

Loans are repayable over various terms up to 24 months from December 31, 2004, and bear interest at a fixed rate of between 9% and 24%. Shares, machinery, real estate, and borrower, corporate or personal guarantees generally have been pledged as security. At December 31, 2004, the Company’s loan portfolio was comprised of 68% real estate, 11% oil and gas, 4% moving and 17% other.

These convertible debentures carry interest rates of between 6% and 8% and are for varying terms up to March 2006. Shares, assets and/or real estate generally have been pledged as security.

b)

Loan and convertible debenture analysis as at December 31, 2004 is as follows:

	2004	2003

Loans	$63,511	$26,462
Convertible debentures	1,402	150

Due within one year	64,913	26,612

Loans	10,302	4,000
Convertible debentures	1,000	1,647

Due within 12 to 24 months	11,302	5,647

Total loans and convertible debentures	$76,215	$32,259

	Term loans	Specific allowance	Carrying amount

Unimpaired loans	$70,763	$-	$70,763
Impaired loans	3,387	337	3,050

	$74,150	$337	$73,813

Convertible debentures	2,602	200	2,402

	$76,752	$537	$76,215

At December 31, 2004, loans and convertible debentures of $402,400 (2003 - $12,457,000) net of allowances were in U.S. dollars.

c)

The Company regularly monitors the repayment ability of borrowers and the value of underlying security.

Certain of the Company’s loans are in arrears and realization by the Company on its security may result in a shortfall. In determining the provision for possible loan losses, management considers the length of time the loans have been in arrears, the overall financial strength of borrowers and the residual value of security pledged. The Company has recorded an allowance for provisional losses as follows:

	2004	2003

Balance - Beginning of year	$1,472	$-
Add
Specific provision for the year	275	1,446
Interest provision for the year	-	26

	1,747	1,472
Less: Loan write-offs net of recoveries	(1,210)	-

Balance - End of year	$537	$1,472

d)

The Company has also entered into agreements to advance funds of $4,781,000, of which the Company expects to syndicate $1,700,000. Further advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms.

Joint venture

The Company owns a 75% interest in Castle Mountain Joint Venture (Castle Mountain) which owns the Castle Mountain Mine that is being reclaimed.

The Company’s interest in the joint venture is summarized as follows:

	2004	2003	2002

Cash and non-cash working capital	$3,238	$3,710	$1,012
Other long-term assets	1,686	5,035	9,879
Resource assets	274	679	2,217
Asset retirement obligations	(3,186)	(6,605)	(8,705)

Net assets	$2,012	$2,819	$4,403

Revenues	$92	$6,009	$21,088
Costs and other income (expenses)	3,519	(4,881)	(7,630)

Earnings before income taxes	$3,611	$1,128	$13,458

Cash flows from (for):
Operating activities	$1,671	$1,342	$19,201
Investing activities	3,144	(481)	(99)

Appropriated and restricted cash

As at December 31, 2004, the Company had appropriated cash of $4,941,000 (2003 - $7,878,000) in a voluntary sinking fund to fulfil reclamation and closure obligations at the Castle Mountain Mine.

Restricted cash of $5,000,000 (2003 - $5,071,000) comprises amounts pledged as security for licenses and permits for letters of credit to fulfil reclamation and closure obligations at the Brewery Creek Mine.

Resource assets

			2004			2003

	Cost	Accumulated depreciation, depletion and writedowns	Net	Cost	Accumulated depreciation, depletion and writedowns	Net

Castle Mountain Mine	$78,331	$(78,057)	$274	$84,807	$(84,128)	$679
Brewery Creek Mine	64,260	(63,203)	1,057	84,628	(83,571)	1,057

	142,591	(141,260)	1,331	169,435	(167,699)	1,736

Other	784	(122)	662	1,297	(884)	413

	$143,375	$(141,382)	$1,993	$170,732	$(168,583)	$2,149

Castle Mountain Mine was subject to an annual advance production royalty payment of US$100,000 subject to an inflation adjustment and net smelter returns between 2% and 4%. The Company is disputing payment of the annual production royalty and no provision has been made for the 2004 disputed amount.

The Brewery Creek Mine was an open pit operation using heap leach technology and is located in the Yukon territory. The mine is currently in full reclamation. Production ceased in the first quarter of 2002.

Provision for asset retirement obligations

The Company’s asset retirement obligations relate to closure obligations of its various mineral properties. The two properties that comprise the obligations are Castle Mountain Mine and Brewery Creek Mine.

On January 1, 2003, the Company adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings. In subsequent periods, the Company adjusts the carrying amounts of the liability for changes in estimates of the amount or timing of underlying future cash flows. Any adjustments are accounted for in earnings of the period in which the adjustment is made.

A reconciliation of the provision for reclamation is as follows:

	2004 $	2003 $	2002 $ (as restated)

Balance - Beginning of year	10,492	14,051	17,592

Liabilities settled during the year	(4,747)	(3,538)	(3,280)
Accretion expense	431	686	916
Revisions in estimated cash flows	(644)	854	(1,072)
Currency translation adjustment	(166)	(1,561)	(105)

Balance - End of year	5,366	10,492	14,051

The provision for reclamation is based on the following key assumptions:

  total undiscounted cash flows of $6,083,000

  the expected timing of payment of the cash flows ranging in the years 2005 to 2018 a credit adjusted risk free rate at which the estimated cash flows have been discounted by 6.5%.

Share capital

a)

Authorized

Unlimited first and second Preferred Shares

Unlimited Class A Voting (Class A) and Class B Voting (Class B) Shares

In June 2004, the shareholders approved the amendments to company’s Class A subordinate voting shares and Class B multiple voting shares (the Class A and Class B amendments). The general effect of the Class A and Class B amendments was, among other things, to amend the voting rights of the Class B shares to one vote per share and allow the Class B shareholders to convert each Class B share into 1.25 Class A share. The Class A and Class B share amendments also provided the Company with the right to give notice of conversion of each Class B share into 1.25 Class A share.

In October 2004, the Company gave notice of conversion of each Class B share into 1.25 Class A share and all remaining Class B shares at that time were converted to Class A Shares.

In March 2002, the Company agreed to an early conversion of the outstanding preferred shares, which were convertible into a maximum of 1,355,556 common shares. In consideration of the early conversion, the number of shares issued was reduced to 1,166,667 and the payment of outstanding dividends to the conversion date was waived.

b)

Shares issued and outstanding

		2004		2003		2002

	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Class A Shares
Opening balance	83,194,934	$76,330	-	$-	-	$-
Exchanged for Class B Shares	5,346,051	4,378	-	-	-	-
Exchanged for common shares	-	-	37,155,748	212,040	-	-
Exercise of warrants	1,924,583	2,330
Issued pursuant to the Arrangement (note 4)			32,977,190	33,744	-	-
Fair value of warrants on exercise	-	350
Issued for cash	-	-	13,333,335	16,432	-	-
Share issue costs	-	-	-	(62)	-	-
Reduction of stated capital against deficit	-	-	-	(185,584)	-	-
Shares redeemed	-	-	(245,782)	(218)	-	-
Shares cancelled	-	-	(25,557)	(22)	-	-

	90,465,568	$83,388	83,194,934	$76,330	-	$-

Class B Shares
Opening balance	4,276,851	$4,378	-	$-	-	$-
Converted to Class A Shares	(4,276,851)	(4,378)
Issued pursuant to the Arrangement (note 4)	-	-	4,276,851	4,378	-	-

	-	-	4,276,851	4,378	-	-

Common shares
Opening balance	-	-	34,369,948	213,364	27,647,448	204,738
Issued for cash	-	-	-	-	5,333,333	2,424
Issued on exercise of stock options	-	-	966,667	534	222,500	102
Issued on exercise of warrants	-	-	2,578,333	1,547	-	-
Issued for preferred shares	-	-	-	-	1,166,667	6,100
Treasury shares cancelled	-	-	(759,200)	(3,405)	-	-
Exchanged for Class A Shares	-	-	(37,155,748)	(212,040)	-	-

	-	-	-	-	34,369,948	213,364

Own shares acquired
Opening balance	-	-	(759,200)	(3,405)	(759,200)	(3,405)
Shares cancelled	-	-	759,200	3,405	-	-

Closing balance	-	-	-	-	(759,200)	(3,405)

Preferred shares
Opening balance	-	-	-	-	6,100,000	6,100
Conversion to common shares	-	-	-	-	(6,100,000)	(6,100)

Closing balance	-	-	-	-	-	-

Total share capital		$83,388		$80,708		$209,959

As part of the Arrangement (note 4), the common shares were consolidated on a three-for-one basis. All share figures in the above table and earnings per share disclosures have been restated to reflect the share consolidation as if it had occurred at the beginning of the earliest period presented.

In June 2003, the Company completed a non-brokered private placement of 8,333,335 units of Class A Shares at a price of $1.20 per unit. Each unit comprised one Class A Share and one Class A Share purchase warrant. Each warrant is exercisable for five years at $1.50 per Class A Share, subject to a reduction in the exercise period to 20 business days if the Class A Shares close at or above $2.25 for 20 consecutive trading days commencing after December 31, 2003. The Company received net proceeds of $9,938,000. No value has been allocated to the warrants.

In August 2003 as part of the Arrangement, the Company redeemed 245,782 Class A Shares for $1.10 per share and cancelled 25,557 Class A Shares.

In October 2003, the Company completed a non-brokered private placement for 5,000,000 units at $1.28 per unit for total proceeds of approximately $6,400,000. Each unit consisted of one Class A Share of the Company and one Class A Share purchase warrant entitling the holder to purchase one additional Class A Share of the Company for a period of five years at a price of $1.60 subject to a reduction in the exercise period to 20 business days if the Class A Shares close at or above $2.25 for 20 consecutive trading days commencing after June 30, 2004. No value has been attributed to these warrants.

c)

Warrants issued and outstanding

	Number of warrants	Exercise price per share	Expiry date

Class A Shares
Opening balance - January 1, 2002 and 2003	-	-
Exchanged pursuant to the Arrangement	88,333	$0.60	June 13, 2004
Issued pursuant to the Arrangement	1,836,250	$1.24	December 23, 2004
Issued pursuant to a private placement	8,333,335	$1.50	June 30, 2008
Issued pursuant to a private placement	5,000,000	$1.60	October 20, 2008

Closing balance - December 31, 2003	15,257,918

Exercised	(88,333)	0.60
Exercised	(1,836,250)	1.24

Closing balance - December 31, 2004	13,333,335

d)

Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 8,319,000 Class A Shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s Class A Shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the years ended December 31, 2004, 2003 and 2002, the change in stock options outstanding was as follows:

		2004		2003		2002

	Number of shares	Weighted average share price	Number of shares	Weighted average share price	Number of shares	Weighted average share price

Class A Shares
Opening balance	7,725,828	$1.97	-	$-	-	$-
Exchanged for common share options (3 for 1 basis)	-	-	345,996	2.94	-	-
Granted	300,000	1.95	7,412,500	1.95	-	-
Expired	(652,080)	2.42	(32,668)	7.13	-	-

	7,373,748	$1.91	7,725,828	$1.97	-	$-

Options exercisable at year-end	5,236,748	$1.90	3,478,953	$1.99	-	$-

Common shares
Opening balance	-	$-	4,115,002	$0.45	4,898,299	$1.09
Granted	-	-	-	-	840,000	0.27
Forfeited	-	-	-	-	(169,998)	1.10
Exercised	-	-	(2,900,000)	0.18	(667,500)	0.15
Expired	-	-	(17,000)	2.17	(785,799)	4.14
Cancelled	-	-	(160,000)	2.75	-	-
Exchanged for Class A Share options	-	-	(1,038,002)	0.98	-	-

Closing balance	-	$-	-	$-	4,115,002	$0.45

Options exercisable at year-end	-	$-	-	$-	4,059,008	$0.45

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

Options outstanding				Options exercisable

Range of exercise prices	Options outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price

$ 0.81	113,333	2.8	$0.81	113,333	$0.81
$ 1.51	300,000	4.6	1.51	267,188	1.51
$ 1.80 to 1.95	6,960,415	3.75	1.95	4,856,227	1.95

	7,373,748	3.77	$1.91	5,236,748	$1.90

Had the Company followed the fair value method of accounting in 2002, the Company would have recorded a compensation expense of $128,000 for the year ended December 31, 2002 with respect to its employee and director share options granted. Pro forma earnings information determined using the fair value method of accounting for stock options is as follows:

2002

Loss as reported	$(1,969)
Stock-based compensation	128

Pro forma loss	$(2,097)

Basic and diluted loss per share
As reported	$(0.06)
Pro forma	$(0.07)

Basic and diluted loss per share have been retroactively adjusted for the year 2002 to show the effect of the 3 for 1 share consolidation done on June 30, 2003.

e)

Warrants and options

	2004	2003	2002

Opening balance	$2,779	$-	$-
Fair value of warrants (exercised) issued pursuant to the Arrangement (note 4)	(350)	350	-
Stock-based compensation	1,769	2,429	-

Ending balance	$4,198	$2,779	$-

The fair values of options for 2004, 2003 and 2002 have been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

	2004 $	2003 $	2002 $

Risk-free interest rate	2.90%	3.11%	4.53%
Expected life of options	3 years	2.1 years	5 years
Expected stock price volatility	48%	67%	60%
Expected dividend yield	0%	0%	0%
Weighted average fair value of options	0.54	0.77	0.45

Currency translation adjustment

This adjustment represents the net foreign currency translation adjustment (CTA) on the Company’s net investment in self-sustaining foreign operations.

	2004	2003

Opening balance	$1,654	$3,761
Unrealized loss from change in exchange rates	(426)	(2,107)

Closing balance	$1,228	$1,654

Writedowns, gains, adjustment to reclamation provision and settlement of Australian operations

a)

During the years ended December 31, 2004, 2003 and 2002, the Company made the following writedowns, gains, adjustment to reclamation provision and settlement of Australian operations:

	2004	2003	2002

Writedown of resource assets	$-	$(450)	$(16,788)
Changes in asset retirement obligations (note 10)	644	(854)	1,072
Gain on disposition of resource assets	561	378	3,258
Settlement of Australian operations	2,144	(256)	(811)
Gain on reduction of investment in a foreign operation	-	-	3,164

	$3,349	$(1,182)	$(10,105)

b)

Settlement of Australian Operations

In 2001, the Company placed its Australian subsidiaries into voluntary administration and an administrator was appointed. In 2002, the Company reached an agreement with the creditors of the Australian subsidiaries to discharge the creditors’ claim. Pursuant to the agreement, the Company made a cash payment of AUS$921,000, of which the unsecured creditors received AUS$800,000 and the Administrator received AUS$121,000 for the costs to distribute the payment.

In 2003, the Company reached an agreement with Forrestania Gold NL to terminate the dispute with respect to the Bounty Nickel Joint Venture agreement. The Company made a cash payment of AUS$250,000 and in return received a 1.5% net smelter return royalty.

In 2004, the Company received net proceeds of $2,144,000 from the settlement of the Company’s legal claim in Australia against Australian Mining Consultants PTY Ltd.

Income taxes

a)

Income tax (recovery) expense is as follows:

	2004	2003	2002

Canada	$(88)	$293	$532
United States	408	71	1,575

	$320	$364	$2,107

b)

The reconciliation of the statutory income tax rates to the effective tax rates on the (loss) earnings before income taxes is as follows:

	2004	2003	2002

Income taxes at statutory rates	$4,541	$(513)	$(780)
Increase (decrease) in taxes from:
Non-deductible differences	923	1,165	(3,094)
Foreign withholding taxes	-	-	892
U.S. alternative minimum tax expense (recovery)	-	-	262
Difference in foreign tax rates	142	40	554
Benefits of timing differences not previously recognized	(174)	(175)	7,582
Recognition of prior year tax losses	(4,953)	(363)	(3,309)
Large corporations tax	(159)	210	-

	$320	$364	$2,107

c)

The Company has losses in various jurisdictions as set out below. No recognition has been given in these consolidated financial statements to the potential future benefits that may arise on utilization of tax losses.

i)

Canada

The Company has non-capital losses to reduce future taxable income in Canada of approximately $24,260,000. These losses expire between 2007 and 2010.

ii)

United States

The Company has estimated net operating losses available to reduce future regular tax in the United States aggregating US $1,490,000. These losses expire between 2006 and 2022.

d)

The Company has future potential tax assets of $63,779,000 (2003 - $67,598,000). The realization of income tax benefits related to these future potential tax assets is uncertain at this time and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

Related party transactions

The Company often requires the ability to nominate at least one member to the Board of Directors of companies to which it grants credit. The nominee may at times be an employee, officer or director of the Company; accordingly, the borrower may become related to the Company.

a)

For the year ended December 31, 2004, the Company received $1,534,000 (2003 - $456,000, 2002 - $nil) in advisory, management and finder’s fees from related parties by virtue of certain directors and officers in common.

b)

Loans and convertible debentures include $10,184,000 (2003 - $2,516,000) in amounts due from related parties by virtue of certain directors and officers in common. During the year ended December 31, 2004, the Company received $1,094,000 (2003 - $119,500, 2002 - $nil) in interest and fees from related parties by virtue of certain directors and officers in common. During the year ended December 31, 2004, the Company has made an additional provision for losses on loans and convertible debentures of $200,000 (2003 - $84,000, 2002 - $nil) from related parties by virtue of certain directors in common.

c)

For the year ended December 31, 2004, the Company received $15,000 (2003 - $39,000, 2002 - $nil) in syndication loan administration fees from related parties by virtue of certain directors and officers in common.

d)

Marketable securities and investments include $10,578,000 (2003 - $6,046,000) of shares held in either publicly traded or private companies related by virtue of certain directors and officers in common. For the year ended December 31, 2004, the Company recorded a gain on disposal of securities of $317,000 (2003 - $2,609,000, 2002 - $nil) from related parties by virtue of certain directors and officers in common.

e)

Included in accounts payable is $1,844,000 due to officers for bonuses and salaries payable.

Contingencies and commitments

a)

Surety bond guarantees totalling US$2,405,000 have been provided by Castle Mountain Mine to ensure compliance with reclamation and other environmental agreements.

b)

Letters of credit totalling $5,000,000 have been provided by Viceroy Minerals Corporation to ensure compliance with a water-use license.

c)

On March 22, 2002, Quest Investment Corporation and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim. Accordingly, no provision has been made for this claim in the consolidated financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these consolidated financial statements and the costs, if any, will be charged to income in the period(s) in which they are finally determined.

d)

The Company has entered into operating leases for office premises. Minimum annual lease payments required are approximately as follows:

$

2005	326,000
2006	292,000
2007	232,000
2008	189,114
2009	10,925

e)

Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements and notes.

Segmented information

a)

The Company’s reportable operating segments are as follows:

						2004

	Revenue	Depreciation, depletion and accretion	Income tax (expense) recovery	Gains/ (write-downs)	Net earnings (loss)	Total assets

Loans and investments	$10,948	$-	$-	$1,070	$12,018	$96,371
Management and finder’s fee services	2,200	-	(65)	-	1,408	1,432
Resource operations	-	431	(408)	6,584	5,745	13,374
Exploration/development properties	-	-	-	-	(36)	547
Other	-	-	153	270	(6,388)	181

	$13,148	$431	$(320)	$7,924	$12,747	$111,905

						2003

	Revenue	Depreciation, depletion and accretion	Income tax (expense) recovery	Gains/ (write-downs)	Net earnings (loss)	Total assets

Loans and investments	$3,742	$-	$-	$(16)	$3,726	$78,228
Management services	456	-	(82)	-	61	1,092
Resource operations	6,270	918	(72)	(1,182)	591	15,319
Exploration/development properties	-	-	-	-	(198)	232
Other	-	-	(210)	(320)	(5,542)	1,239

	$10,468	$918	$(364)	$(1,518)	$(1,362)	$96,110

					2002

	Revenue	Depreciation, depletion and accretion	Income tax (expense) recovery	Gains/ (write-downs)	Net earnings (loss)

Loans and investments	$868	$-	$-	$-	$868
Management services	-	-	-	-	-
Resource operations	22,842	1,704	(1,575)	519	11,573
Exploration/development properties	-	-	-	(13,788)	(14,341)
Other	-	-	(532)	2,995	(69)

	$23,710	$1,704	$(2,107)	$(10,274)	$(1,969)

b)

The Company operates in the following geographic areas:

		2004		2003	2002

	Sales	Resource assets	Sales	Resource assets	Sales

Canada	12,950	1,296	4,199	1,238	2,113
United States	198	274	6,269	679	21,597
Peru	-	423	-	232	-

	$13,148	$1,993	$10,468	$2,149	$23,710

United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which differ, in certain respects, from GAAP in the United States of America. Material measurement differences to these consolidated financial statements are as follows:

a)

Reduction of stated capital

At the Company’s Annual General Meeting in June 2003, shareholders approved a reduction of stated capital. This practice is allowed under Canadian GAAP. Under United States GAAP, companies are not allowed to record a reduction of stated capital in these circumstances. This GAAP difference has no net impact on total shareholders’ equity reported.

b)

Unrealized holding gains (losses)

Under U.S. GAAP, securities are classified as trading marketable securities or available-for-sale securities depending upon the Company’s intentions. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for long-term available-for-sale securities are excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized.

c)

Fair value of conversion option

For U.S. GAAP purposes, the conversion option of a debenture into shares is considered an embedded derivative to the holder of the debenture and changes in the fair value of such derivative is reported in the statement of earnings. Prior to 2003, the change in fair value was not considered material and the cumulative adjustment has been recorded in 2004.

d)

Stock-based compensation

In 2003, for Canadian GAAP purposes, the Company prospectively adopted the fair value based method of accounting for stock-based compensation. For U.S. GAAP purposes, the Company has prospectively adopted Financial Accounting Standard (FAS) 148, which results in no differences between Canadian and U.S. GAAP.

e)

Revenue recognition

Effective January 1, 2004, for Canadian GAAP purposes, the Company has prospectively adopted recognizing revenues from precious metals when title has passed. Previously, the Company recognized revenues from precious metals when the metals were available for delivery and revenue amounts recognized but not settled were classified as accounts receivable. Under U.S. GAAP, revenue is not recorded before title has passed.

f)

Asset retirement obligations

Effective January 1, 2003, the Company has adopted Statement of Financial Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. For Canadian GAAP purposes this change in accounting policy was applied retroactively and accordingly, the financial statements of prior periods were restated. For US GAAP purposes the Company would record a cumulative effect adjustment in the statement of earnings for the difference between the amounts recognized prior to the adoption of SFAS No. 143 and the net amount recognized according to SFAS No 143.

g)

Development property expenditures

Development property expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 3. For U.S. GAAP purposes, the Company expenses expenditures relating to unproven mineral properties as they are incurred. When proven and probable reserves are indicated in a bankable feasibility study for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to net recoverable value on a discounted cash flow basis. During 2003, the Company disposed of their remaining shares in ViceroyEx (note 4(b)), under U.S. GAAP, this disposal would result in an additional gain of $1,006,000 as a result of mineral properties written off to the statement of loss in previous periods under U.S. GAAP.

h)

Currency translation adjustment

The Company has a self-sustaining foreign operation and as such accounts for movements in exchange rates within this account. Under U.S. GAAP, exchange gains or losses arising from translation of self sustaining operations are included in other comprehensive earnings.

i)

Reconciliation to U.S. GAAP

The application of the above described U.S. GAAP differences would have the following effect on earnings (loss), earnings (loss) per share, marketable securities and total shareholders’ equity for U.S. GAAP purposes:

	2004	2003	2002

Earnings (loss)
As reported in accordance with Canadian GAAP	$12,747	$(1,362)	$(1,969)
Adjustment for unrealized (loss) gain on trading securities	144	(164)	429
Revenue recognition	820	21	735
Development property costs	-	-	(1,914)
Development properties written down in the year or disposal of	-	-	16,788
Reverse the restatement for Canadian GAAP purposes for adoption of SFAS 143	-	-	2,826
Gain on sale of investment	-	1,006	-
Fair value adjustment for derivatives	250	-	-

Net earnings (loss) under U.S. GAAP before cumulative catch-up adjustment	13,961	(499)	16,895
Cumulative effect adjustment for the adoption of SFAS 143	-	1,734	-

Net earnings (loss) under U.S. GAAP	13,961	1,235	16,895
Other comprehensive income
Adjustment for unrealized holding gains	(3,095)	8,968	71
Currency translation adjustment	(426)	(2,107)	(3,275)

Comprehensive earnings	$10,440	$8,096	$13,691

Earnings (loss) per share under U.S. GAAP
Basic and dilutive - before cumulative catch-up adjustment	$0.16	$(0.01)	$0.55

Basic and dilutive	0.16	0.02	0.55

Marketable securities
Under Canadian GAAP	$914	$1,097	$1,984
Adjusted for fair market value (note 18(b))	483	339	503

Under U.S. GAAP	$1,397	$1,436	$2,487

Accounts receivable
Under Canadian GAAP	$-	$853	$908
Adjusted for revenue recognition	-	(853)	(908)

Under U.S. GAAP	$-	$-	$-

Inventories
Under Canadian GAAP	$-	72	563
Adjusted for revenue recognition	-	33	66

Under U.S. GAAP	$-	$105	$629

Investments
Under Canadian GAAP	$15,032	$12,969	$800
Adjusted for fair market value	5,882	8,977	9

Under U.S. GAAP	$20,914	$21,946	$809

Loan and convertible debentures
Under Canadian GAAP	$11,302	$5,647	$150
Adjusted for fair value	250	-	-

Under U.S. GAAP	11,552	5,647	150

Development properties
Under Canadian GAAP	$-	$-	$5,255
Exploration costs	-	-	(5,255)

Under U.S. GAAP	$-	$-	$-

Asset retirement obligations
Under Canadian GAAP	5,366	10,492	14,051
Cumulative change of adopting new accounting standard	-	-	1,734

Under U.S. GAAP	5,366	10,492	15,785

Total shareholders’ equity
Share capital
Under Canadian GAAP	$83,388	$80,708	$209,959
Adjusted for reduction of stated capital (note 18(a))	185,584	185,584	-

Under U.S. GAAP	268,972	266,292	209,959

Warrants and options
Under Canadian and U.S. GAAP	4,198	2,779	-

Retained earnings (deficit)
Under Canadian GAAP	10,706	(2,041)	(180,963)
Adjustments to deficit	(184,851)	(186,065)	(7,328)

Under U.S. GAAP	(174,145)	(188,106)	(188,291)

Cumulative other comprehensive income
Under Canadian GAAP	-	-	-
Adjusted for fair value of investments	5,882	8,977	9
Currency translation adjustment	1,228	1,654	3,761

Under U.S. GAAP	7,110	10,631	3,770

Total shareholders’ equity under U.S. GAAP	$106,135	$91,596	$25,438

j)

Impact of recently issued accounting standards

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company is currently undertaking its analysis and does not expect the adoption of this guideline to have an impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS 153, Exchanges of Non-Monetary Assets - An amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In December 2004, the FASB issued SFAS 123R, “Accounting for Stock-Based Compensation”. This statement supersedes APB 25 and eliminates the option to use the intrinsic value method for valuing stock-based compensation.

In January 2005, the CICA issued Section 3855, “Financial Instruments - Recognition and Measurement”, Section 1530, “Comprehensive Income” and Section 3865, “Hedges”. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income. Investments will be recorded in the balance sheet at fair value and changes in the fair value of investments will be reported in comprehensive income. The Company is undertaking its analysis of the impact of the new standards.

Supplemental cash flow information

a)

Cash (paid) for

	2004	2003	2002

Interest	12,405	4,726	829
Income taxes	(334)	93	(2,702)

b)

Non-cash operating, financing and investing activities

	2004	2003	2002

Marketable securities and investments received as loan fees	3,006	553	-
Property received as loan fees	35	-	-
Loans and debentures settled with shares	145	-	-
Investments acquired on disposal of a mineral and exploration property	-	500	1,500
Issue of shares pursuant to the Arrangement (note 4(a))	-	38,472	-
Distribution to shareholders (notes 4(b) and 4(d))	-	5,272	-

QUEST CAPITAL CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED DECEMBER 31, 2004

Description of Business, Operations and Financial Condition

The following information, prepared as of March 28, 2005, should be read in conjunction with the audited financial statements for the year ended December 31, 2004 and 2003 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.

Quest Capital’s (the “Company”) principal focus is providing financial services, specifically providing loans to small and mid-cap companies and high net worth individuals.  During the second half of 2004, the Company expanded its lending business to include secured first and second real estate mortgages.

The Company also generates revenues by providing a range of services to companies including consulting, management, administrative and assistance in the raising of capital.

The Company owns and is completing the closure obligations at its 75% owned Castle Mountain property and on March 15, 2005 sold its 100% interest in the Brewery Creek property.  Refer to the Section “Subsequent and Proposed Transactions” for further details on the sale of the Brewery Creek property.

Total assets as at December 31, 2004 were $111.9 million compared to $96.1 million as at December 31, 2003.  Total assets as of December 31, 2004 include $6.6 million of cash (2003 - $31.8 million), $76.2 million in loans and convertible debentures (2003 - $32.3 million), $15.9 million in securities (2003 - $14.1 million) with a market value of approximately $22.3 million as of December 31, 2004, and $9.9 million of appropriated and restricted cash (2003 - $12.9 million) set aside to fund the costs associated with the closure obligations at the Company’s two resource properties.

SELECTED ANNUAL INFORMATION

The following annual selected information is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).

(In thousands of Canadian dollars, except per share amounts)

For the year ending December 31,

   2004

   2003

   2002

  Restated

Total Revenues

    13,148

    10,468

    23,710

Net Earnings/(Loss)

    12,747

    (1,362)

    (1,969)

Basic and Diluted Earnings/(Loss) Per Share

     0.14

    (0.02)

    (0.06)

Total Assets

    111,905

    96,110

    50,344

Asset Retirement Obligations (Current &Long Term)

    5,366

    10,492

    14,051

Results for 2004 reflect the Company’s first full year of operations where its focus was on the merchant banking business.  The Company’s primary source of earnings is from interest and fees from loans.  Prior to 2004, the Company’s results from operations included sales of gold produced at its two resource properties.  In late 2003, gold production from the Company’s resource properties became nominal and as result, effective January 1, 2004, the resource properties were in the decommissioning stage of their operations.   Gold recovered in 2004 in the amount of $3.2 million has been recorded as Other Income as it was sold.

In June 2003, the Company was reorganized as described in Note 4 to the audited financial statements, and expanded its merchant banking business by acquiring cash, loans and securities as a result of three separate share exchanges.  It also divested of some of its exploration/development properties by way of a share distribution to its pre-merger shareholders.  Also in 2003, the Company raised $18.2 million by way of private placements and exercise of warrants.  Prior to June 2003, the Company was a natural resource holding company which activities included the acquisition, exploration, financing, development and operation of mineral properties and the financing of junior exploration companies and merchant banking.

The asset retirement obligations relate to the Company’s estimate of the remaining reclamation and closure costs of its two resource properties.  The decline in the asset retirement obligations is a result of the Company continuing to complete its reclamation and closure obligations.

RESULTS OF OPERATIONS

For the year ended December 31, 2004, the Company had consolidated net earnings of $12.7 million ($0.14 per share) compared to a net loss of $1.4 million ($0.02 per share) in 2003 and $2.0 million ($0.06 per share) in 2002.

In 2003, the Company adopted the amended standard of the Canadian Institute of Chartered Accountant (“CICA”) related to recognizing an expense for stock options granted to both directors and employees in 2003 on a prospective basis.

In addition, the Company adopted the new accounting standard of the CICA related to asset retirement obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement costs.   The Company adopted this standard in 2003 on a retroactive basis with prior periods being restated.

Effective January 1, 2004, the Company adopted prospectively, the new standard CICA  1100, “Generally Accepted Accounting Principles” as it relates to recognizing revenue. The Company now recognizes income from the sale of precious metals when title is passed to the purchaser.  Previously sales of precious metals were recognized when the metals were available for delivery and unsettled amounts were recorded as accounts receivable in accordance with industry standard.

Refer to the section “Changes in Accounting Policy Including Initial Adoption” for further details.

Revenues

Interest revenue and related fees have increased for 2004 as compared to 2003 and 2002 due to the higher level and volume of loans and convertible debentures.  In addition, the Company has completed its first full year in which its primary focus has been providing financial services, specifically providing loans to small and mid-cap companies and high net worth individuals. Total loans and convertible debentures as at December 31, 2004 were $76.2 million compared to $32.3 million as at December 31, 2003.

Management and finder’s fees increased in 2004 as compared to 2003 and 2002 due to the Company’s expanding its services to include assisting other companies in raising   capital in return for a finder’s fee. In June 2003, the Company acquired Quest Management Corp, a company that provides a range of consulting, management and administrative services.  Prior to June 2003 there were no comparable fees.

Gold production from the wind-down of operations at the Castle Mountain property has become nominal and, as a result, effective January 1, 2004, this property is considered to be in the decommissioning stage of its operation.  As a result, the sale of gold is no longer recorded as Gold Sales.  Gold recovered in 2004 in the amount of $3.2 million has been recorded as Other Income as it was sold.   The decline in gold sales in 2003 as compared to 2002 was due to fewer ounces being recovered as the mining property entered its third-year of trickle-down operations and detoxification of the heap commenced.

Expenses/Income:

Salaries and benefits, office, insurance and other expenses have increased in 2004 as compared to 2003 and 2002.  This is the result of hiring additional employees to service the increased activity, the approval of a $1.5 million bonus to officers and employees and the opening of an office in Toronto.

In 2003 the Company adopted the fair value method of accounting for stock options granted to officers, directors and employees on a prospective basis.  In 2004 the Company recorded a $1.8 million expense as compared to $2.4 million expense in 2003.

Professional and legal fees decreased in 2004 as compared to 2003 and 2002 primarily as a result of resolving a legal claim in Australia in the second quarter of 2004.

Cost of sales in 2003 and 2002 was attributable to costs associated with the commercial production of gold.  Effective January 1, 2004, the incremental costs of recovering gold during the decommissioning stage of operations at the Castle Mountain property became nominal and have been included in the Company’s estimated asset retirement obligation provision.

Accretion expense is the change in the asset retirement obligation for the Company’s two resource properties due to the passage of time calculated by applying the credit-adjusted risk-free interest rate that existed when the liability, or portion, thereof, was initially measured.

Other Income:

Other Income for 2004 relates primarily to the proceeds from the sale of 5,900 ounces of gold.

Gain on Sale of Investments & Marketable Securities

Sales of investments and securities during 2004 have resulted in the Company recording a $2.9 million gain as compared to sales during 2003 resulting in a $4.0 million gain.  There were no sales of securities in 2002.

Provision for loan and receivable losses

The Company’s carrying value for loans and convertible debentures is stated net of an allowance for loan losses to their estimated net realizable value.  As at December 31, 2004 certain principal and/or interest payments were in arrears and realization by the Company on its security on certain loans may result in a shortfall.  In 2004, the Company recorded a charge against earnings of $0.3 million for losses on loans and convertible debentures as compared to a $1.5 million charge against earnings in 2003. There was no comparable charge in 2002.

Write-down of marketable securities and investments

Marketable securities are carried at lower of average cost and market value.  Accordingly, during 2004, the Company’s has written down the carrying value of its marketable securities by $1.1 million as compared to $0.5 million in 2003. There were no write-downs in 2002.

During 2004, the Company wrote down the carrying value of its investments by $0.8 million as a result of impairment in value that the Company considers being other than temporary.  No comparable charge was taken in 2003 and 2002.

Foreign Exchange Gain/(Loss)

In 2003, the strengthening Canadian dollar against the US dollars resulted in the Company recording an unrealized loss of $2.1 million on funds and loans denominated in United States dollars.

During the first half of 2004, the Company reduced its foreign exchange risk and converted its cash balances denominated in US dollars held by its Canadian subsidiaries into Canadian dollars resulting in a foreign exchange gain of $0.3 million.

Writedowns, Gains, Adjustments to Reclamation Provision and Settlement of Australian Operations

During 2004, the Company received net proceeds of approximately $2.1 million from the settlement of the Company’s legal claim in Australia.  In addition the Company realized $0.6 million gain from the sale of plant and equipment and $0.6 million reduction in the estimated cash flows for the asset retirement obligations at its resource properties.

During 2003, the Company recorded $0.5 million write-down of the Company’s resource assets to their estimated value; $0.9 million increase in the estimated cash flow for the asset retirement obligations at the Company’s two resource properties and provided $0.3 million with respect to the agreement reached with Forrestania Gold NL to terminate the dispute with respect to the Bounty Nickel Joint Venture agreement.  These charges were offset in part by a $0.4 million gain on sale of resource assets.

During 2002, the Company recorded a $16.8 million write-down to the carrying value of the Gualcamayo property in Argentina and provided $0.9 million with respect to an agreement reached with the creditors of its Australian subsidiaries to discharge the creditor’s claims against the Company’s Australian subsidiaries.  These charges were partially offset by a $3.3 million gain on sale of mining equipment;  $3.2 million foreign exchange gain realized from a capital distribution from a foreign subsidiary; and $1.1 million reduction in the estimated cash flows for the asset retirement obligations at its resource properties.

Goodwill Impairment

The Company acquired $0.4 million of goodwill as part of the reorganization and assets acquired in June 2003.  During the third quarter of 2003, the Company recorded a goodwill impairment loss of $0.4 million.

QUARTERLY INFORMATION

(In thousands of Canadian dollars, except per share amounts)

	Fourth	Third	Second	First
	Qtr 2004	Qtr 2004	Qtr 2004	Qtr 2004

Total Revenues	3,823	3,498	2,532	3,295
Net Earnings/(Loss)	212	3,766	5,834	2,935
Basic and Diluted Earnings/(Loss) Per Share	0.00	0.04	0.07	0.03
Total Assets	111,905	106,578	104,356	99,207
Asset Retirement Obligations (Current & Long Term)	5,366	6,644	8,325	9,501

	Fourth	Third	Second	First
	Qtr 2003	Qtr 2003	Qtr 2003	Qtr 2003

Total Revenues	3,191	2,955	2,009	2,313
Net Earnings/(Loss)	(4,890)	2,877	(510)	1,161
Basic and Diluted Earnings/(Loss) Per Share	(0.06)	0.03	(0.01)	0.03
Total Assets	96,110	92,926	92,843	48,331
Asset Retirement Obligations (Current & Long Term)	10,492	10,138	11,708	13,235

LIQUIDITY

The Company’s cash resources of $6.6 million as at December 31, 2004 have decreased by $25.1 million from December 31, 2003 as a result of the Company investing available cash into loans.

For the year ended December 31, 2004, cash flow from operations provided $12.1 million as compared to operations requiring $1.4 million for the same period in 2003.  The increase is primarily due to the higher volume of loans and level of interest; full year of management and finder’s fees; and proceeds from sale of marketable securities.

The Company continues to deploy its available resources in providing financial services to small and mid-cap companies and high net worth individuals.  The Company has diversified its merchant banking business to include secured first and second real estate mortgages.  As at December 31, 2004, the Company’s loan portfolio was comprised of 68% real estate, 11% oil and gas, 4% mining and 17% other.   Of the Company’s total loan portfolio outstanding as at December 31, 2004, a total of $64.9 million was due within a year and $11.3 million was due after one year.

As at December 31, 2004, the Company has also entered into agreements to advance further funds of $4.8 million of which the Company expects to syndicate $1.7 million.  Further advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other certain terms.

At December 31, 2004, the Company had appropriated cash of $4.9 million in a voluntary sinking fund that it will use to fulfill reclamation obligations at the Castle Mountain property.  In addition, the Company has restricted cash of $5.0 million pledged as security for licenses and permits to fulfill reclamation obligations at the Brewery Creek property.   The Company’s provision for its asset retirement obligations at the Castle Mountain and Brewery Creek property totals $5.4 million, which is $4.5 million less than the reserved cash.

The Company’s also has contractual obligations for its leased office space in Vancouver and Toronto.  The total minimum lease payments for the years 2005 – 2008 is $1,050,000.

	Obligation due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 – 5 Years	More than 5 Years
Office Leases	1,050,000	326,000	713,000	11,000	-
Loan Commitments – Net of Syndication	3,081,000	3,081,000	-	-	-
Total	4,131,000	3,407,000	713,000	11,000	-

TRANSACTIONS WITH RELATED PARTIES

The Company often requires the ability to nominate at least one member to the board of directors of companies to which it provides a loan or in which it makes an equity investment.  The nominees may be an employee, officer or director of the Company, and accordingly, the borrower may become related to the Company.

The Company has loans and convertible debentures of $10.2 million due from parties related by virtue of having certain directors and officers in common.  During the year, the Company received $1.1 million in interest and related fees from parties related by virtue of having certain directors and officers in common.

The Company engages in the syndication of bridge loans to diversify the risk associated with its loan portfolio and has received syndication fees from parties related by virtue of having certain directors and officers in common.

As at December 31, 2004, the Company held $10.6 million of shares in publicly traded or private companies related by virtue of having certain directors and officers in common.  The Company realized a $0.3 million gain on disposal of shares in companies related by virtue of having certain directors and officers in common.

For the year ended December 31, 2004, the Company received $1.5 million in advisory, management and finder’s fees from companies related by virtue of having certain directors and officers in common.

FOURTH QUARTER

For the quarter ending December 31, 2004, the Company had total revenues of $3.8 million that were impacted by a $1.5 million provision for 2004 bonuses approved by the Board in 2005; $0.8 million reduction to the carrying value of the Company’s marketable securities; and other income of $1.2 million primarily from gold sales, resulting in net of earnings of $0.2 million.

SUBSEQUENT AND PROPOSED TRANSACTIONS

On March 15, 2005, Viceroy Minerals Corporation (“Viceroy”),  a wholly-owned subsidiary of the Company sold its 100% interest in the Brewery Creek property (“Property”) and the mining equipment located at the Property to Alexco Resource Corp., a private company (“Alexco”), in consideration for approximately 2.7 million common shares of Alexco issued at a  price $0.67 per share.   Pursuant to the purchase agreement, Alexco assumed all remaining obligations relating to the Property including reclamation and closure obligations.  In consideration for the assumption of such obligations, Alexco received $2.5 million of the $5.0 million restricted cash posted with the Yukon Territorial Government.  The balance of the restricted cash was released to Viceroy at closing.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in Note 3 of our audited financial statements.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows.   Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these estimates and assumptions.

Provision for Loan Losses

Loans are stated net of an allowance for credit losses on impaired loans.  In determining the provision for possible loan losses, management considers the length of time the loans have been in arrears and the overall financial strength of the borrowers.  There is a risk that the Company’s provision for loan losses of $1.4 million may be insufficient to protect against losses in its loan portfolio due to (i) misjudgment by management of the potential losses in the Company’s loan portfolio; (ii) the Company’s inability to realize sufficient proceeds from the disposition of the collateral, or (iii) discrete events that adversely affect customers, industries or markets.

Marketable Securities and Investments

 The carrying value for marketable securities is the lower of average cost and market value.   Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.  The Company’s holdings in marketable securities and investments are primarily in public companies.  In assessing the carrying value the Company exercises judgment in matters in which the ultimate outcome is unknown.  These matters include operating performance of the specific company, economic and equity market conditions.  There is a risk that the Company may not be able to realize the carrying value of its marketable securities and investments.

Asset Retirement Obligations

The amounts recorded for asset retirement obligations are based on the fair value of the estimated future cash flows included in the Company’s closure plans.  These estimates are based on engineering studies and management’s estimate of the work that is required.    Environmental laws and regulations continue to evolve in the regions in which the decommissioning of the Company’s resource properties are taking place.     There is a risk that the Company’s estimates for the remaining reclamation obligations may be insufficient.

RISKS & UNCERTAINITIES

The Company is primary engaged in the merchant banking business and generates revenues through interest and fees paid in connection with advancing loans.  Earnings and the Company’s asset base are subject to the number and level of loans completed, the nature and credit quality of the loan portfolio, including the quality of the collateral security obtained by the Company and the return it is able to generate on its portfolio.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Revenue Recognition

Effective January 1, 2004, the Company adopted prospectively the new standard CICA 1100, “Generally Accepted Accounting Principles as it relates to recognizing revenue.  The Company now recognizes revenue from sales of precious metals when title has passed to the purchaser.  Previously sales of precious metals were recorded at the estimated net realizable value when the metals were available for delivery and unsettled amounts were recorded as accounts receivable.

Stock Based Compensation

In 2003, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation.  The Company adopted standard CICA 3870, “Stock-Based Compensation and Other Stock-Based Payments”, and has chosen to account for all grants of options to employees and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada.

Asset Retirement Obligations

In 2003, the Company adopted the new standard CICA 3110, “Asset Retirement Obligations”  and has accounted for its closure obligations at its two resource properties at their respective reasonable estimated fair value. The change was applied on a retroactive basis with restatement of prior periods and under this standard assets retirement obligations were recognized at the discounted value for the closure obligations and recorded as a liability at fair value.  The liability is accreted over time through periodic charges to earnings.   Asset retirement costs may change as a result of revised estimated future cash flow amounts, timing of underlying future cash flows  or actual expenditures are different than the estimated cash flow. Any changes are accounted for in earnings in the period in which the change is made.

Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline AcG-15 “Consolidation of Variable Interest Entities” (“VIEs”).  VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and what entity, if any, should consolidate the VIE for financial reporting purposes.  This guideline is effective on January 1, 2005 on retroactive basis except that restatement is not required.  The Company is assessing the impact of the new standards.

Financial Instruments

In January 2005, the CICA issued Section 3855, “Financial Instruments – Recognition and Measurement,” Section 1530, “Comprehensive Income.” and Section 3865, “Hedges.”  The new standards will be effective for interim and annual financial statements commencing in 2007.  Earlier adoption is permitted.  Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income.  Investments will be recorded in the balance sheet at fair value and changes in the fair value of investments will be reported in comprehensive income.  The Company is assessing the impact of the new standards.

OTHER DATA

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com .

Share Position

As at March 28, 2005, Quest’s issued outstanding share position was 90,465,568 Class A Voting Shares and nil Class B Voting Shares.

Outstanding Warrants:

Number	Exercise	Expiry
Of Warrants	Price	Date
8,333,335	$1.50	June 30, 2008
5,000,000	$1.60	October 20, 2008
13,333,335

Outstanding Options

Number	Exercise	Expiry
Of Options	Price	Date

113,333	$0.81	October 22, 2007
300,000	$1.51	August 19, 2009
15,625	$1.95	May 12, 2005
6,837,500	$1.95	November 20, 2008
66,665	$1.80	May 18,2005

7,333,123

FORWARD LOOKING INFORMATION

These materials include certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Other than statement of historical fact, all statements in this material, including, without limitation, statements regarding fair values of marketable securities, investments, bridge loans, convertible debentures, estimated asset retirement obligations, and future plans and objectives of the Company, are forward –looking statements that involve various known and unknown risks, uncertainties and other factors.  There can be no assurance that such statements will prove accurate.  Actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of these materials.  Important factors that could cause actual results to differ materially from the Company’s expectations include, without limitation, the level of bridge loans completed, the nature and credit quality of the collateral security, the sufficiency of cost estimates for remaining reclamation obligations as well as those factors discussed in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian securities regulators and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.